SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: March 28, 2014	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:
In Taiwan	In the U.S.
Dr. S.K. Chen	David Pasquale
ChipMOS TECHNOLOGIES (Bermuda) LTD.	Global IR Partners
+886-6-507-7712	+1-914-337-8801
s.k._chen@chipmos.com	dpasquale@globalirpartners.com

ChipMOS TAIWAN COMMENCES SHARE SUBSCRIPTION PROCESS FOR TWSE IPO LISTING

Hsinchu, Taiwan, March 28, 2014 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and testing services, today announced that the underwriters of ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), a 62.1% owned subsidiary of ChipMOS, have commenced the share subscription process with a reference price range of NT$25 to NT$28 per share. 20 million shares are expected to be offered in the subscription process, comprised of 18.5 million primary shares and 1.5 million secondary shares. The amount of 18.15 million shares will be allocated for institutional investors and the subscription period commenced today will end on April 2, 2014. The Company also expects the public subscription process for individual investors of up to 1.85 million shares to commence on March 31, 2014 and to end on April 2, 2014 with a price cap of NT$28 per share.

The target listing date of ChipMOS Taiwan on the main board of Taiwan Stock Exchange (“TWSE”) is April 11, 2014 and the listing price of ChipMOS Taiwan will be determined by April 3, 2014. Additional details, including the actual listing date and the actual listing price of ChipMOS Taiwan on the TWSE will be announced when available.

Information on and related to the ChipMOS Taiwan listing application has been disclosed in Company’s earlier announcements on its March 18, April 12, April 18, May 10, August 26, October 8 and November 27, 2013 and January 28 and March 11, 2014 press releases.

The information contained in this announcement do not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States or in any jurisdiction in which such offer or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities mentioned herein have not been and will not be registered under the US Securities Act of 1933 (the “Securities Act”), and may not be offered, sold, resold, delivered or distributed, directly or indirectly, in or into the United States except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with the securities laws of any state or other jurisdiction of the United States.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and testing services. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company’s majority-owned subsidiary, ChipMOS Taiwan, is listed on the Gre Tai Securities Market under Stock Ticker 8150.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.